Exhibit 1

News Release

RINKER INVESTS FURTHER US$56 MILLION IN NEW
PLANTS, ACQUISITIONS IN THE U.S. AND AUSTRALIA

Rinker Group Limited (“Rinker”) today announced the investment or planned investment of a further US$56 million(1) in acquisitions and greenfields expansion in the US and Australia.

The capital investment includes the construction of six new manufacturing facilities – four in the US and two in Australia – and three acquisitions – two in high population growth regions of Australia, and one in the US.

NEW MANUFACTURING OPERATIONS

The group’s US subsidiary Rinker Materials Corporation is investing in two concrete plants, a concrete block plant and a new concrete pipe plant in Florida, in the US south-east. The expansion will enable Rinker Materials to keep up with customer demand in fast-growing regions of the state.

One of the concrete plants is in the Panhandle - a major geographic region in north-west Florida - which Rinker Materials only entered for the first time(2) in June last year, when it acquired seven premix concrete plants and distribution operations from the former RMC Group plc. The new plant will be located at Port St Joe, on the coast about 30 miles (48 kilometres) east of Panama City.

The other concrete plant will be constructed at Lake Wales in Central Florida – on the site of Rinker Materials’ Lake Wales sand mine.

The concrete block plant will be built at North Fort Myers in south-west Florida. Projected production volumes are around 6-8 million blocks a year.

The new concrete pipe plant will be located in Central Florida, and will replace three ageing concrete pipe production facilities at Apopka, Plant City and Jacksonville in Florida.  It will manufacture round pipe and box culverts.

In Australia, the new concrete plants are at Kawana Waters on the Queensland Sunshine Coast, and at Eagle Farm in inner city Brisbane.

“These new plants will ensure we can continue to properly service our customers in developing regions,” said Rinker Chief Executive Officer David Clarke.

“We have a well-established template for new plants and these are low risk, high return investments for our shareholders.

“They incorporate state-of-the-art manufacturing techniques which allow us to further improve our product quality, while at the same time reducing costs.”

Rinker Group Limited     ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067  PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

All plants, except Kawana Waters, which began producing concrete last month, are scheduled to commence operations during the group’s next fiscal year (ending March 2007).  Production will gradually ramp up to meet the ongoing growth in local markets. All projects are projected to be earning above their weighted average cost of capital within the first full year and most include “pull-through” benefits for the group’s aggregates and cement operations, as these materials are utilised in the manufacturing process.

ACQUISITIONS

In Arizona, Rinker Materials has entered a joint venture with Charter Materials. Rinker Materials purchased the Charter concrete plant near Prescott and 49% of their sand operation, securing long term reserves for our local downstream operations.

In Australia, the Readymix business continues to focus on incremental expansion in high population growth regions, with the completion of two small acquisitions on the mid north coast of New South Wales, along with construction of the two Queensland concrete plants detailed above.

The acquisitions are Numix, located in the Port Macquarie region, and Harrington Concrete, at Harrington, north of Taree.  Each comprises one concrete plant, which will be integrated into Readymix’s existing aggregate and cement distribution system.

Rinker Group Limited is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Net profit after tax is over US$490 million. Market capitalization is around US$10 billion. Rinker group has over 13,000 employees in over 760 sites across the US, Australia and China. Around 80% of group revenue and earnings come from Rinker Materials in the US.

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

3 November 2005	RIN 05-05

Footnotes:

(1)  Includes working capital

(2)  Apart from a small wallboard distribution operation